UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-40416

NOUVEAU MONDE GRAPHITE INC.
(Translation of registrant’s name into English)

331 rue Brassard Saint-Michel-des-Saints, Quebec Canada J0K 3B0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 19, 2021, Nouveau Monde Graphite Inc. issued the News Release attached hereto as Exhibit 99.1, which is hereby incorporated by reference into this report furnished on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

Date: May 19, 2021	/s/ David Torralbo
	Name:	David Torralbo
	Title:	Chief Legal Officer and Corporate Secretary

INDEX TO EXHIBITS

99.1	News Release dated May 19, 2021 - Nouveau Monde Has Successfully Been Admitted and Will Commence Trading on the NYSE on Monday, May 24, 2021